Filed pursuant to Rule 433

Pricing Term Sheet, dated December 7, 2023 relating to

Preliminary Prospectus Supplement, dated December 7, 2023

to Prospectus, dated December 8, 2021

Registration No. 333-261531

Athene Holding Ltd.

Pricing Term Sheet

December 7, 2023

5.875% Senior Notes Due 2034 (the “Notes”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on December 7, 2023 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated December 8, 2021.

Issuer:	Athene Holding Ltd. (“Issuer”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$600,000,000

Coupon:	5.875%

Ranking:	Senior Unsecured

Maturity Date:	January 15, 2034

Price to the Public:	98.174% of principal amount plus accrued interest, if any, from December 12, 2023

Net Proceeds to Issuer Before Expenses:	$585,144,000

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2024

Interest Payment Record Dates:	January 1 and July 1 of each year (whether or not a Business Day)

Day Count Convention:	30/360

Benchmark Treasury:	UST 4.50% due November 15, 2033

Spread to Benchmark Treasury:	T+ 200 bps

Benchmark Treasury Price/Yield:	103-02+ / 4.119%

Re-Offer Yield:	6.119%

Trade Date:	December 7, 2023

Settlement Date*:	December 12, 2023 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Security Ratings (Moody’s / S&P / Fitch)**:	Baa1 (Stable) / A- (Developing) / BBB+ (Stable)

Optional Redemption:

Prior to October 15, 2033 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, for cash at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, for cash at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	04686JAG6 / US04686JAG67

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Apollo Global Securities, LLC Deutsche Bank Securities Inc. Blaylock Van, LLC

Other Information:	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Notes.

*

The issuer expects that delivery of the notes will be made to investors on or about December 12, 2023 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the securities ratings should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and the prospectus supplement can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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